Exhibit I

CAPITAL CLEAN ENERGY CARRIERS CORP. TAKES DELIVERY OF THE WORLD’S FIRST 22,000 cbm LIQUID CO2/MULTI-GAS CARRIER “ACTIVE”

ATHENS, Greece, Jan. 6, 2026 (GLOBE NEWSWIRE) – Capital Clean Energy Carriers Corp. (the “Company”, “CCEC,” “we” or “us”) (NASDAQ: CCEC), an international owner of ocean-going vessels, today announced the delivery of the world’s first 22,000 cubic meters (“cbm”) low-pressure liquid CO2 (“LCO2”) carrier, the Active, from Hyundai Mipo Dockyard Co., Ltd. (“HMD”).

The Active is the first of four 22,000 cbm LCO2/multi gas carriers under CCEC’s investment program at HMD. The vessel is designed to transport LCO2, while remaining fully competitive in the conventional handy semi-refrigerated gas carrier market. These ships feature multi-cargo capability and can carry LCO2, LPG, ammonia and selected petrochemicals, providing exceptional deployment flexibility across market cycles. With the handy semi-refrigerated gas carrier orderbook relatively limited, these vessels stand out for their versatility and optionality as they adapt to shifting market dynamics. At the same time, the series has been engineered to support the emerging Carbon Capture, Utilization and Storage (“CCUS”) value chain. As global CCUS infrastructure develops, demand for LCO2 transportation is expected to increase, positioning the Active and her sister vessels as ready-to-deploy tonnage for charterers. Based on the current pipeline of projects tracked in the International Energy Agency’s CCUS Projects Database, CO2 capture capacity could reach approximately 430 million tonnes per year by 2030, while storage capacity could rise to approximately 670 million tonnes per year over the same period. Today, global capture capacity is estimated at roughly 50 million tonnes per year. As captured CO2 volumes scale and storage sites are increasingly connected with industrial hubs, logistics solutions—including marine transportation—are expected to play a larger role. This combination of scarce supply, multi-cargo flexibility and growing LCO2 transportation demand places CCEC in a strong first-mover position in a structurally evolving segment.

The Active recently won the Lloyd’s List Greek Shipping 2025 “Ship of the Year” Award “for opening a new chapter in future carbon transportation solutions” and for its “revolutionary tank technology and multi-cargo flexibility”.

The Active will be immediately deployed under a six-month time charter transporting LPG for an energy trading company, with an option to extend the charter for an additional six months. CCEC’s acquisition of these advanced vessels demonstrates the Company’s commitment to fleet diversification and to expanding its presence in the broader gas transportation sector, with a clear focus on enabling the energy transition.

The acquisition of the Active was financed with $29.4 million of cash on hand and a 12-year ECA-backed loan of $48.9 million. The loan is repayable in 48 quarterly instalments of $0.6 million, with a balloon payment of $18.0 million payable with the final instalment in January 2033. The Company may borrow an additional amount of up to $7.5 million if the vessel secures longer term employment.

Jerry Kalogiratos, Chief Executive Officer of CCEC, commented: “The delivery of Active marks another important milestone in CCEC’s development. This unique LCO2/multi-gas vessel series strategically positions CCEC to support the emerging LCO2 transportation market, while offering the flexibility to trade across established gas segments. This embedded optionality supports cash flow resilience across cycles and reflects our disciplined approach to capital allocation as we continue to build and expand our energy-transition shipping platform.”

Note to Editors

For a time-lapse construction video of Active, please click here https://youtu.be/7s739znGW8U

For additional information on the Lloyd’s List Greek Shipping 2025 “Ship of the Year” Award: https://www.capitalcleanenergycarriers.com/news-releases/news-release-details/lco2-carrier-active-wins-lloyds-list-ship-year-award-december

About Capital Clean Energy Carriers Corp.

Capital Clean Energy Carriers Corp. (NASDAQ: CCEC), an international shipping company, is a leading platform of gas carriage solutions with a focus on energy transition. CCEC’s in-the-water fleet includes 15 high specification vessels, including 12 latest generation LNG carriers (“LNG/C”), two legacy Neo-Panamax container vessels (one of which has been agreed to be sold), and one handy LCO2/multi-gas carrier. In addition, CCEC’s under-construction fleet includes nine additional latest generation LNG/Cs, six dual-fuel medium gas carriers and three handy LCO2/multi-gas carriers, to be delivered between the second quarter of 2026 and the first quarter of 2029.

For more information about the Company, please visit: www.capitalcleanenergycarriers.com

Forward-Looking Statements

The statements in this press release that are not historical facts, including, among other things, statements related to CCEC’s ability to pursue growth opportunities and CCEC’s expectations or objectives regarding future vessel deliveries and charter rate expectations, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk Factors” in our annual report filed with the SEC on Form 20-F for the year ended December 31, 2024, filed on April 17, 2025. Unless required by law, CCEC expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CCEC does not assume any responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

Contact Details

Investor Relations / Media

Brian Gallagher

EVP Investor Relations

Tel. +44 (770) 368 4996

E-mail: b.gallagher@capitalmaritime.com

Nicolas Bornozis / Markella Kara

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: ccec@capitallink.com

Source: Capital Clean Energy Carriers Corp.

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